Exhibit 99.2

China Biologic First Quarter 2020 Financial Results

First Quarter 2020 Financial Performance

Total sales in the first quarter of 2020 increased by 25.3% in USD terms, or 29.4% in RMB terms, to $162.6 million from $129.8 million in the same quarter of 2019.

Total sales for biopharmaceutical products increased by 31.3% in USD terms, or 35.7% in RMB terms, to $153.0 million in the first quarter of 2020 from $116.5 million in the same quarter of 2019, mainly because of an increase in sales of IVIG products, which was partly offset by a decrease in sales of albumin and placenta polypeptide products. For plasma products, total sales in the first quarter of 2020 increased by 37.6% in USD terms, or 42.1% in RMB terms, to $149.7 million from $108.8 million in the same quarter of 2019.

Revenue from IVIG products increased by 169.7% in USD terms, or 178.2% in RMB terms, from $29.0 million in the first quarter of 2019 to $78.2 million in the first quarter of 2020, mainly due to a temporary substantial growth in demand for IVIG in connection with the COVID-19 outbreak, supported by the Company’s high IVIG inventory that was the result of sluggish sales of the product in previous quarters. The sales volume of IVIG products increased by 188.3% during this quarter over the same period of last year. The average price decreased by 6.6% in USD terms and 3.5% in RMB terms, because of a higher percentage of sales volume in the distributor channel in the first quarter of 2020 compared to the same quarter of 2019.

Revenue from human albumin decreased by 26.9% in USD terms, or 24.5% in RMB terms, to $41.5 million in the first quarter of 2020, from the exceptionally high number of $56.8 million in the first quarter of 2019, during which there was a temporary shortage of albumin supply in the market related to a lower import volume. The sales volume of human albumin products decreased by 25.2% in the first quarter of 2020 over same quarter last year. The average price for human albumin increased by 0.9% in RMB terms compared to the same quarter of 2019, because of a higher percentage of sales volume in the direct sales channel. In USD terms, the average price of human albumin decreased by 2.3% in the first quarter of 2020 compared to the same quarter of 2019.

In the first quarter of 2020, IVIG and human albumin products remained the Company’s two largest sales contributors. As a percentage of total sales, sales of IVIG and human albumin products were 48.1% and 25.5%, respectively, in the first quarter of 2020.

Revenue from other immunoglobulin products increased by 3.8% in USD terms, or 7.0% in RMB terms in the first quarter of 2020 compared to the same quarter of 2019, representing 8.4% of total sales as compared to 10.1% of total sales in the same quarter of 2019.

Revenue from other plasma products increased by 66.7% in USD terms, or 72.5% in RMB terms, in the first quarter of 2020 compared to the same quarter of 2019, with a growth in revenue from all the three coagulation factor products, namely human coagulation factor VIII, human prothrombin complex concentrate and human fibrinogen products, reaching 10.1% of total sales in the first quarter of 2020 compared to 7.6% of total sales in the same quarter of 2019.

Revenue from placenta polypeptide products decreased by 57.1% in USD terms, or 55.7% in RMB terms in the first quarter of 2020 as compared to the same quarter of 2019, accounting for 2.0% of total sales compared to 5.9% of total sales in the same quarter of 2019. The main reason for this decrease was that this product was included in the drug lists for monitoring and prescription control in many regions, which put a downward pressure on its sales volume.

Total sales for biomaterial products in the first quarter of 2020 decreased by 27.8% in USD terms, or 25.7% in RMB terms, to $9.6 million from $13.3 million in the same quarter of 2019, mainly due to a decline in sales of artificial dura mater products in connection with a reduced number of non-urgent surgical operations during the COVID-19 outbreak.

Cost of sales increased by 39.4% to $61.6 million in the first quarter of 2020 from $44.2 million in the same quarter of 2019. As a percentage of total sales, cost of sales increased to 37.9% in the first quarter of 2020 from 34.1% in the same quarter of 2019, as a combined result of decreased sales prices for the Company’s major plasma products, lower percentages of higher-margin placenta polypeptide and dura mater products in total sales, and increased plasma collection costs.

Gross profit increased by 18.0% to $101.0 million in the first quarter of 2020 from $85.6 million in the same quarter of 2019. Gross margin was 62.1% and 65.9% in the first quarter of 2020 and 2019, respectively.

Total operating expenses in the first quarter of 2020 decreased by $8.6 million, or 20.7%, to $33.0 million from $41.6 million in the same quarter of 2019. This decrease consisted of a $4.2 million decrease in selling expenses, a $3.8 million decrease in general and administrative expenses and a $0.6 million decrease in research and development expenses. As a percentage of total sales, total operating expenses decreased to 20.3% in the first quarter of 2020 from 32.0% in the same quarter of 2019.

Selling expenses in the first quarter of 2020 decreased by $4.2 million, or 22.5%, to $14.5 million from $18.7 million for the same quarter of 2019. As a percentage of total sales, selling expenses decreased to 8.9% in the first quarter of 2020 from 14.4% in the same quarter of 2019. The decrease was primarily due to a decrease in marketing and promotion expenses related to placenta polypeptide products, whose sales decreased significantly in the first quarter of 2020. The decrease in selling expenses as a percentage of sales was also due to a delay of normal sales and promotional activities during the COVID-19 epidemic because of quarantine regulations.

General and administrative expenses decreased by $3.8 million, or 18.4%, to $16.8 million in the first quarter of 2020, from $20.6 million in the same quarter of 2019. The decrease was mainly due to a decrease in allowance for doubtful accounts receivable, reflecting the Company’s effective implementation of earnings quality management, as well as a decrease in consulting service fees. As a percentage of total sales, general and administrative expenses decreased to 10.3% in the first quarter of 2020 compared to 15.9% in the same quarter of 2019.

Research and development expenses in the first quarter of 2020 decreased by $0.6 million, or 26.1%, to $1.7 million from $2.3 million in the same quarter of 2019, with some of the clinical trial programs in hospitals and clinics being temporarily halted during the COVID-19 epidemic. As a percentage of total sales, research and development expenses decreased to 1.0% in the first quarter of 2020 from 1.8% in the same quarter of 2019.

Income from operations in the first quarter of 2020 increased by 54.5% in USD terms, or 60.1% in RMB terms, to $68.0 million from $44.0 million in the same quarter of 2019. Operating margin increased to 41.8% in the first quarter of 2020 from 33.9% in the same quarter of 2019.

Income tax expense in the first quarter of 2020 was $11.6 million, compared to $7.9 million in the same quarter of 2019. The effective income tax rate was 15.7% and 15.0% for the first quarter of 2020 and 2019, respectively.

Net income attributable to the Company increased by 41.6% in USD terms, or 46.3% in RMB terms, to $53.4 million in the first quarter of 2020 from $37.7 million in the same quarter of 2019. Net margin increased to 32.8% in the first quarter of 2020 from 29.1% in the same quarter of 2019. Diluted earnings per share increased to $1.36 in the first quarter of 2020 as compared to $0.94 in the same quarter of 2019.

Non-GAAP adjusted income from operations increased by 47.3% in USD terms or 52.1% in RMB terms to $76.9 million in the first quarter of 2020 from $52.2 million in the same quarter of 2019.

Non-GAAP adjusted net income attributable to the Company increased by 38.0% in USD terms, or 42.3% in RMB terms, to $61.4 million in the first quarter of 2020 from $44.5 million in the same quarter of 2019. Non-GAAP net margin increased to 37.8% in the first quarter of 2020 compared to 34.3% in the same quarter of 2019. Non-GAAP adjusted earnings per diluted share increased to $1.56 in the first quarter of 2020 as compared to $1.11 in the same quarter of 2019.

Non-GAAP adjusted income from operations for the first quarter of 2020 excludes $6.9 million in non-cash employee share-based compensation expenses, and $2.0 million in amortization expenses of intangible assets and land use rights related to the acquisition of TianXinFu.

Non-GAAP adjusted net income and earnings per diluted share for the first quarter of 2020 exclude $6.3 million in non-cash employee share-based compensation expenses, and $1.7 million in amortization expenses of intangible assets and land use rights related to the acquisition of TianXinFu.

As of March 31, 2020, the Company had $122.9 million in cash on hand and demand deposits, $496.1 million in time deposits, and $372.7 million in short term investments.

Net cash provided by operating activities for the first quarter of 2020 was $75.7 million as compared to $32.2 million for the same quarter of 2019. The increase of $43.5 million in net cash provided by operating activities was mainly because of a decrease in inventories and an increase in net income compared to the same quarter of 2019, which was partly offset by an increase in accounts receivable.

Inventories decreased by $33.0 million in the first quarter of 2020, compared with an increase of $4.0 million in the same quarter of 2019. The decrease of inventory in the first quarter of 2020 was primarily because of the exceptionally high sales volume of IVIG products during this period, which cleaned up the high IVIG inventory as of the end of year 2019. The decrease of inventory in the first quarter of 2020 was also because of a significant decline in raw material plasma collection volume as all plasma collection stations of the Company were closed for over one month during the COVID-19 outbreak to help contain the spread of the virus and the collection volume was still below normal levels after the resumption of collection operations in March 2020.

Accounts receivable increased by $35.3 million during the first quarter of 2020 as compared to an increase of $11.6 million during the same quarter of 2019, largely in line with the increase in sales revenue. Accounts receivable turnover days for plasma products were shortened to 78 days during the first quarter of 2020 from 100 days during the same quarter of 2019, reflecting the Company’s ongoing efforts to shorten credit terms of some of its distributors and increased collection efforts to control credit exposure.

Net cash used in investing activities for the first quarter of 2020 was $113.4 million as compared to $214.7 million for the same quarter of 2019. During the first quarter of 2020, the Company paid $3.2 million for the acquisition of property, plant and equipment, and intangible assets, and the Company also purchased time deposits and short term investments in an amount of $859.2 million. This was partly offset by the maturity value of time deposits and short term investments of $749.0 million. Net cash used in investing activities in the first quarter of 2019 mainly consisted of payment of $937.4 million for the purchase of time deposits and short term investments, and payment of $7.9 million for the acquisition of property, plant and equipment, intangible assets and land use rights, which was partly offset by the maturity value of $730.6 million of time deposits and short term investments.

Net cash used in financing activities for the first quarter of 2020 was nil as compared to $60.0 million for the same quarter of 2019, which mainly represented a remittance of $60.0 million to an investment bank by the Company to execute the previously approved share repurchase program on behalf of the Company.

Non-GAAP Disclosure

This management’s discussion and analysis of the financial results (this “MD&A”) contains non-GAAP financial measures that exclude non-cash compensation expenses related to restricted shares and restricted share units granted to employees and directors under the Company’s Equity Incentive Plans and amortization of acquired intangible assets and land use rights. To supplement the Company’s unaudited consolidated financial statements presented on a GAAP basis, the Company has provided non-GAAP financial information excluding the impact of these items in this MD&A. The Company’s management believes that its presentation of non-GAAP financial measures provides useful supplementary information to and facilitates additional analysis by investors. A reconciliation of the adjustments to GAAP results appears in the table accompanying this MD&A. This additional non-GAAP information is not meant to be considered in isolation or as a substitute for GAAP financials. The non-GAAP financial information that the Company provides also may differ from the non-GAAP information provided by other companies.

In addition, as the Company evaluates certain key items of its financial results on a local currency basis (i.e., in RMB) in addition to the reporting currency (i.e., in USD), this MD&A contains local currency information that eliminates the impact of fluctuations in foreign currency exchange rates. The Company believes that, given its operations primarily based in China, providing local currency information on such key items enhances the understanding of its financial results and evaluation of performance in comparison to prior periods. Changes in local currency percentages are calculated by comparing financial results denominated in RMB from period to period.

(Financial statements on the following pages)

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Three Months Ended
	March 31, 2020	March 31, 2019
	USD	USD
Sales:	162,591,393	129,784,067
Plasma products:
Human Albumin	41,496,784	56,812,789
Immunoglobulin products:
Human Immunoglobulin for Intravenous Injection	78,210,029	29,044,180
Other Immunoglobulin products	13,555,014	13,089,220
Others	16,477,114	9,870,008
Placenta Polypeptide	3,278,965	7,658,990
Biopharmaceutical products	153,017,906	116,475,187
Artificial Dura Mater	9,044,415	12,314,033
Others	529,072	994,847
Biomaterial products	9,573,487	13,308,880

Cost of sales	61,602,393	44,240,445
Gross profit	100,989,000	85,543,622

Operating expenses
Selling expenses	14,460,110	18,728,259
General and administrative expenses	16,761,113	20,597,560
Research and development expenses	1,742,542	2,330,825
Income from operations	68,025,235	43,886,978

Other income (expenses)
Equity in (loss)/income of an equity method investee	(786,180)	593,030
Interest expense	(104,902)	(63,777)
Interest income	4,529,001	6,525,839
Other income, net	2,194,440	1,600,376
Total other income, net	5,832,359	8,655,468

Income before income tax expense	73,857,594	52,542,446

Income tax expense	11,622,921	7,918,442

Net income	62,234,673	44,624,004

Less: Net income attributable to noncontrolling interest	8,850,264	6,931,898

Net income attributable to China Biologic Products Holdings, Inc.	53,384,409	37,692,106

Earnings per share of ordinary share:
Basic	1.38	0.94
Diluted	1.36	0.94
Weighted average shares used in computation:
Basic	38,467,948	39,331,954
Diluted	38,928,072	39,412,441

Net income	62,234,673	44,624,004

Other comprehensive (losses)/income:
Foreign currency translation adjustment, net of nil income taxes	(21,181,477)	24,316,421

Comprehensive income	41,053,196	68,940,425

Less: Comprehensive income attributable to noncontrolling interest	7,716,046	8,752,259

Comprehensive income attributable to China Biologic Products Holdings, Inc.	33,337,150	60,188,166

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2020	December 31, 2019
	USD	USD
ASSETS
Current Assets
Cash and cash equivalents	122,855,872	161,750,425
Time deposits	496,097,743	497,676,069
Short term investments	372,680,170	267,830,790
Accounts receivable, net of allowance for doubtful accounts	132,992,218	100,270,436
Inventories	214,439,311	250,728,260
Prepayments and other current assets	20,956,022	21,469,418
Total Current Assets	1,360,021,336	1,299,725,398

Property, plant and equipment, net	173,329,694	177,596,563
Intangible assets, net	41,420,541	44,068,061
Land use rights, net	27,849,346	28,458,944
Equity method investment	15,695,341	16,725,513
Long term equity investments	10,812,893	10,812,893
Loan receivable	35,095,297	35,642,340
Goodwill	303,774,356	308,509,397
Other non-current assets	16,726,895	16,319,388
Total Assets	1,984,725,699	1,937,858,497

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	5,749,375	6,262,256
Income tax payable	21,014,717	13,303,085
Other payables and accrued expenses	102,594,111	99,743,350
Total Current Liabilities	129,358,203	119,308,691

Deferred income	2,147,445	2,300,428
Non-current income tax payable	24,905,728	24,905,728
Other liabilities	17,843,904	16,491,793
Total Liabilities	174,255,280	163,006,640

Shareholders’ Equity
Ordinary share:
par value $0.0001;
100,000,000 shares authorized;
41,931,512 and 41,910,701 shares issued at March 31, 2020 and December 31, 2019, respectively;
38,480,580 and 38,459,769 shares outstanding at March 31, 2020 and December 31, 2019, respectively	4,193	4,191
Additional paid-in capital	1,165,205,822	1,158,274,206
Treasury share: 3,450,932 shares at March 31, 2020 and 3,450,932 at December 31, 2019, respectively, at cost	(167,432,883)	(167,432,883)
Retained earnings	826,674,895	773,290,486
Accumulated other comprehensive losses	(88,468,667)	(68,421,408)
Total equity attributable to China Biologic Products Holdings, Inc.	1,735,983,360	1,695,714,592

Noncontrolling interest	74,487,059	79,137,265

Total Shareholders’ Equity	1,810,470,419	1,774,851,857

Commitments and contingencies	-	-

Total Liabilities and Shareholders’ Equity	1,984,725,699	1,937,858,497

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended
	March 31,	March 31,
	2020	2019
	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	62,234,673	44,624,005
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,159,957	3,959,985
Amortization	2,468,349	2,439,384
Loss on disposal of property, plant and equipment	1,275	37,829
Fair value changes of short term investments	(681,455)	(836,538)
Allowance for doubtful accounts - accounts receivable	431,676	2,224,200
Reversal of doubtful accounts – prepayments and other receivables	-	(19,560)
Deferred income tax benefit	(55,051)	(382,896)
Share-based compensation	6,931,618	6,305,967
Equity in income of an equity method investee	786,180	(593,030)
Change in operating assets and liabilities:
Accounts receivable	(35,255,585)	(11,554,181)
Inventories	32,964,705	(3,952,734)
Prepayments and other current assets	867,857	2,996,350
Accounts payable	(423,618)	(5,544,331)
Income tax payable	8,045,926	1,751,980
Other payables and accrued expenses	(6,613,342)	(9,167,249)
Deferred income	(119,610)	(123,545)
Net cash provided by operating activities	75,743,555	32,165,636

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of time deposits	(469,926,830)	(743,412,316)
Proceeds from maturity of time deposits	470,473,651	629,307,453
Purchase of short term investments	(389,307,402)	(193,967,620)
Proceeds from maturity of short term investments	278,556,282	101,281,030
Payment for property, plant and equipment	(3,234,510)	(5,468,377)
Payment for intangible assets and land use rights	(6,455)	(2,453,524)
Proceeds from disposal of property, plant and equipment and land use rights	994	436
Net cash used in investing activities	(113,444,270)	(214,712,918)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock options exercised	-	3,678
Payment to an investment bank for share repurchase	-	(60,000,000)
Net cash used in financing activities	-	(59,996,322)

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1,193,838)	2,677,235

NET DECREASE IN CASH AND CASH EQUIVALENTS	(38,894,553)	(239,866,369)

Cash and cash equivalents at beginning of year	161,750,425	338,880,559

Cash and cash equivalents at end of year	122,855,872	99,014,190

Supplemental cash flow information
Cash paid for income taxes	3,411,519	6,687,364
Noncash investing and financing activities:
Acquisition of property, plant and equipment included in payables	140,047	2,113,697
Set-off loan receivable against accounts payable	-	1,636,952
Share repurchase using the prepayment to an investment bank	-	36,780,955
Land use right acquired with prepayments made in prior periods	-	2,689,467

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

	For the Three Months Ended
	March 31,	March 31,
	2020	2019
	USD	USD
Income from Operations	68,025,235	43,886,978
Non-cash employee share-based compensation	6,931,618	6,305,967
Amortization of acquired intangible assets and land use rights	1,989,573	2,055,032
Adjusted Income from Operations - Non GAAP	76,946,426	52,247,977

Net Income Attributable to the Company	53,384,409	37,692,106
Non-cash employee share-based compensation	6,282,793	5,450,091
Amortization of acquired intangible assets and land use rights	1,691,137	1,397,422
Adjusted Net Income Attributable to the Company - Non GAAP	61,358,339	44,539,619
Diluted EPS - Non GAAP	1.56	1.11

Weighted average number of shares used in computation of Non GAAP diluted EPS	38,928,072	39,412,441